July 20, 2022

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Samantha Brutlag

Re:	Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Brutlag:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Preliminary proxy statement filed on July 6, 2022. The Registrant has authorized Thompson Hine to respond to your comments.

(1)	Comment: On page 2 of the proxy statement, please include the anticipated cost of the proxy solicitor.

Response: The definitive proxy has been revised to include this information:

“The cost of these services is expected to be approximately $92,542 and will be paid by the respective Series of the Trust.”

(2)	Comment: Please confirm to the staff that the Proxy Statement includes all information that is required by Item 22(b).

Response: Registrant confirms that the definitive Proxy Statement includes all information required by Item 22(b).

(3)	Comment: Please submit a completed proxy card.

Response: A copy of the updated proxy has been provided, which includes the proxy card.

If you have any additional questions, or need additional information, please contact me at 513-352-6632.

Sincerely,

/s/ Cassandra Borchers

Cassandra W. Borchers

Thompson Hine LLP

Copy to:                Mr. Martin R. Dean, President, Unified Series Trust
Ms. Elisabeth Dahl, Secretary, Unified Series Trust